UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-41870
Diversified Energy Company PLC
(Translation of registrant’s name into English)
1600 Corporate Drive
Birmingham, Alabama 35242
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXHIBIT 99.3 OF THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-276139 AND 333-287374) AND THE REGISTRATION STATEMENTS ON FORM F-3ASR (FILE NO. 333-284846 AND 333-287373) OF DIVERSIFIED ENERGY COMPANY PLC, AND, IN EACH CASE, TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE
Diversified Energy Company PLC (the “Registrant”) furnishes Exhibits 99.1, 99.2 and 99.3 with this report. Earlier today the Registrant released Exhibit 99.1 through the Regulatory News Service in the United Kingdom (“UK”) and through Notified in the United States (“U.S.”). The Interim Condensed Consolidated Financial Statements in Exhibit 99.2 are the same as those in Exhibit 99.3. Exhibit 99.2 states that the Interim Condensed Consolidated Financial Statements have been prepared in accordance with the UK-adopted International Accounting Standard 34, ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority while Exhibit 99.3 states that the Interim Condensed Consolidated Financial Statements have been prepared in accordance with the International Accounting Standard 34, ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (the “IASB”) and, therefore, does not include certain U.K.-specific disclosures, such as the auditor’s independent review report to Diversified Energy Company PLC and the Directors’ responsibility statement.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 11, 2025
99.2	Diversified Energy Company PLC 2025 Interim Report - UK
99.3	Diversified Energy Company PLC 2025 Interim Report - U.S.
99.4	Second Quarter 2025 Dividend Declaration
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

August 11, 2025	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer